Startup Science

URL

Pre-Launch Ads v2

Message: **125 char.**　　　Headline: **40 char.**　　　Description: **30 char.**

Graphic Sizing: **1200x1200**

CTA: **Learn More / Sign Up / Watch More**

Ad Name: Greg Shephard's 13th Endeavour 1

Ad Type: **General / Prospecting / Retargeting**

CLICK THROUGH LINK

GRAPHIC

MESSAGE
A: Greg Shepard built 12 companies. Sold them all. Now he's fixing the startup world's biggest problem. **90% of startups fail.** That's $27 billion in VC money down the drain every year. But Greg discovered something different in his research: these failures follow predictable patterns. Most die from problems that smart education and the right network could prevent. His 13th venture, Startup Science, combines lifecycle-timed education with AI-matched support networks. **The startup ecosystem is broken.** Greg Shepard has spent 12 ventures learning how to fix it. This time, the fix is the business. Something big is coming soon. You won't want to miss it.   B:

Greg Shepard: 12 exits, 13th venture. Fixing why 90% of startups fail. Big announcement coming. You won't want to miss this.

CTA: Sign Up

HEADLINE: Greg's 13th Win: Startup Science

DESCRIPTION

12 exits. 13th venture now.

Revision Notes:

Status- *Approve/Needs Revision*



Hey Friend,
Important Crowdfunding Question

StartupScience is exploring using a Crowdfunding Platform to have our community become co-owners in the platform. Just four quick questions!

Start survey

Overall Thoughts on the Idea?

Please Select

Would You Consider Investing?

Please Select

How Much Would You Consider Investing?

Please Select

Any Top Level Thoughts? Let Us Know!

Submit



We'd love your feedback

StartupScience.io is exploring a significant step in our ongoing mission to evolve and improve the startup ecosystem. We're considering launching a Community Funding campaign to democratize ownership and empower you, our Community, entrepreneur support organizations, Mentors, and partners, to become co-owners of the platform.

Our rationale is simple: The startup ecosystem should be owned by the people who dedicate their time, energy, and passion to building it. Community Funding provides a powerful mechanism to "walk the walk" of this belief and move beyond traditional funding models that often create barriers to access.

To ensure this initiative aligns with the needs and desires of our community, we're seeking your valuable input. Please take a few moments to complete this survey and share your thoughts on:

- Your interest in the concept of ecosystem ownership.
- Your potential interest in participating in a Community Funding campaign.
- Your opinions on the proposed direction for StartupScience.io.